Exhibit 20.2

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 17, 2016

Dear Shareholders,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) of Melco Crown Entertainment Limited (the “Company”), which will be held at Board Room, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on Friday, June 17, 2016 at 10:00 a.m. (Hong Kong time). The meeting is being held to consider and, if thought fit, pass the following resolutions as special resolutions:

“ THAT the adoption of the new amended and restated memorandum and articles of association of the Company (the “New M&A”), in the form of the document produced to the Extraordinary General Meeting and marked “A” and initialed by the chairman of the Extraordinary General Meeting for the purpose of identification, be hereby approved and adopted as the new amended and restated memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and THAT any one Director or the Company Secretary of the Company, acting singly, be hereby authorized to do all acts and things and to sign, execute and deliver all documents as he/she may deem necessary, expedient or appropriate to give effect to or otherwise in connection with the adoption of the New M&A. ”

The major proposed amendments as reflected in the New M&A are summarised as follows:

1.	Article 71 shall be amended to provide for a single Chairman (rather than Co-Chairmen) to preside as chairman at every general meeting of the Company, and providing that in the absence of the Chairman or where the Chairman is unwilling to act as chairman for that meeting, the Deputy Chairman shall preside as chairman of that meeting (if present and willing);

2.	Article 73 shall be amended to provide that if neither the Chairman nor the Deputy Chairman is present at the relevant general meeting of the Company, the attending shareholders or their representatives may choose one of their number to preside as chairman of that meeting;

3.	Article 91(1) shall be amended to provide that the Company shall have up to nine Directors, reduced from ten Directors;

4.	Article 91(5) shall be amended to provide for a single Chairman of the Board of Directors, elected and appointed by, for a period to be decided by, the majority of the Board of Directors. The Article shall in addition provide that the Chairman shall preside as chairman at every meeting of the Board of Directors unless he is not present, in which case the Deputy Chairman shall preside as chairman of that meeting; and if neither the Chairman nor the Deputy Chairman is present, the attending Directors may choose one of their number to preside as chairman of that meeting;

5.	A new Article 91(6) shall be added, which will provide for the role of Deputy Chairman of the Board of Directors, which role shall be elected and appointed by, for a period to be decided by, the majority of the Board of Directors. The Article shall in addition provide that if the Chairman is not present, the Deputy Chairman shall preside as chairman at every meeting of the Board of Directors; and if neither the Chairman nor the Deputy Chairman is present at the relevant Board meeting, the attending Directors may choose one of their number to preside as chairman of that meeting;

6.	Articles 93 and 94 relating to the appointment of an alternate director and director proxy respectively, shall be amended to provide that the appointment of an alternate or proxy by a director who is unable to attend any meeting of the Directors is subject to the prior approval of the Board of Directors in the case of alternate appointment, or the Chairman or the Board of Directors for proxy appointment, and requires prior written notice to the Company. Any such alternate may also be removed by the Board of Directors; and

7.	In addition, the Articles shall be renumbered as necessary to take the above amendments into account, and certain minor typographical changes and corrections shall be made.

Only shareholders of record in the books of the Company at the close of business on May 20, 2016 will be entitled to vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Extraordinary General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Extraordinary General Meeting or adjourned meeting.

If Typhoon Signal No. 8 or above, is in effect any time after 12:00 noon on the date of the above meeting, the meeting will be postponed. The Company will post an announcement on its website (www.melco-crown.com) to notify shareholders of the date, time and place of the rescheduled meeting.

Shareholders or their proxies are responsible for their own expenses for attending the meeting, including, but not limited to, transportation and accommodation expenses.

Dated this May 18, 2016

By Order of the Board of Directors,

/s/ Stephanie Cheung
Stephanie Cheung Company Secretary

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